FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 30, 2005

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Basis for Presentation

2.	Consolidated balance sheet at June 30, 2005 and December 31, 2005 and Consolidated Income Statement for the six months ended June 30, 2005 and June 30, 2004 under Dutch GAAP

3.	Discussion of Results as Determined under Dutch GAAP for the 6 months ended June 30, 2005 compared to the 6 months ended June 30, 2004

4.	Reconciliation of Dutch GAAP Net Profit and Shareholders’ Equity to U.S. GAAP for the 6 months ended June 30, 2005 and June 30, 2004

5.	Consolidated Dutch GAAP Cash Flow Statement for the 6 months ended June 30, 2005 and June 30, 2004

6.	Changes in Shareholders Equity under Dutch GAAP

7.	Condensed Dutch GAAP Consolidating Information

8.	Dutch GAAP to U.S. GAAP Reconciliation for the 3 previous years

9.	Consolidated Ratios of Earnings to Fixed Charges

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

This document includes Dutch GAAP interim financial information reconciled to U.S. GAAP. On August 2, 2005 we filed our press release for the six month period ended June 30, 2005 as prepared under IFRS.

Cautionary Statement regarding Forward-Looking Statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this report are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: October 3, 2005	By:	/s/ Rijkman Groenink

		Name:	Rijkman Groenink
		Title:	Chairman of the Managing Board

	By:	/s/ Tom de Swaan

		Name:	Tom de Swaan
		Title:	Chief Financial Officer

1. Basis for Presentation

Information included within this mid year report was prepared in accordance with accounting principles generally accepted in The Netherlands (“Dutch GAAP”). Dutch GAAP financial information has been reconciled to accounting principles generally accepted in the United States (“U.S. GAAP”) where appropriate. Dutch GAAP differs from U.S. GAAP in certain significant respects. For further information on key differences between Dutch GAAP and U.S. GAAP, refer to Note 45, “Shareholders’ Equity and Net Profit under U.S. GAAP,” found within the Financial Statements included in the Form 20-F for the fiscal year ended December 31, 2004.

ABN AMRO will transition to IFRS and will publish financial statements as of December 31, 2005 and for the two years then ended in accordance with IFRS in effect as of December 31, 2005. This interim Dutch GAAP financial information and additional disclosures are provided in accordance with Form 20-F Registration of Securities of Foreign Private Issuers Pursuant to Section 12(b) or (9) and annual and transition reports pursuant to Section 13 and 15(d).

2. Consolidated balance sheet at June 30, 2005 and December 31, 2004 and Consolidated Income Statement for the six months ended June 30, 2005 and June 30, 2004 under Dutch GAAP

Consolidated Condensed Dutch GAAP
Balance Sheet
(in millions of euros)

	30 June 2005	31 December 2004
	Unaudited	Audited
Assets
Cash	16,792	17,794
Short-dated government paper	22,207	16,578
Banks	103,630	83,710
Loans	337,950	299,051
Interest-earning securities	154,784	133,869
Shares	35,184	25,852
Participating interests	2,600	2,309
Property and equipment	6,731	6,798
Other assets	16,337	15,338
Prepayments and accrued income	7,335	7,324

	703,550	608,623

Liabilities
Banks	160,220	132,732
Total client accounts	324,511	293,557
Debt securities	101,120	82,926
Other liabilities	55,452	43,040
Accruals and deferred income	8,874	9,776
Provisions	13,754	13,553

	663,931	575,584
Fund for general banking risks	1,149	1,149
Subordinated liabilities	14,688	12,639
Shareholders' equity	18,974	14,972
Minority interests	4,808	4,279

Group equity	23,782	19,251

Group capital	39,619	33,039

	703,550	608,623
Net asset value per ordinary share	9.86	8.51

Consolidated Dutch GAAP Income Statement 2005
 (in millions of euros)

	six months	six months

	2005	2004
	unaudited

Net interest revenue	4,485	4,958
Securities and participating interests	538	253
Net commissions	2,232	2,363
Results from financial transactions	733	1,102
Other revenue	895	853

Total revenue	8,883	9,529

Staff costs	3,581	3,539
Other administrative expenses	2,595	2,364
Depreciation	384	450

Operating expenses	6,560	6,353
Operating result	2,323	3,176
Provisioning for loan losses	218	349
Value adjustments to financial fixed assets	-	(1)

Operating profit before taxes	2,105	2,828
Taxes	535	764

Group profit after taxes	1,570	2,064
Minority interests	126	143

Net profit	1,444	1,921
Preference share dividend	18	23

Net profit, available to ordinary shareholders	1,426	1,898

Earnings per ordinary share of EUR 0.56 (in euros) [1]	0.82	1.16

Average exchange EUR/USD-rate	1.28	1.23

[1] Based on the average number of ordinary shares outstanding.

3. Discussion of Results as Determined under Dutch GAAP for the 6 months ended June 30, 2005 compared to the 6 months ended June 30, 2004

First half year 2005 compared with first half year 2004

  Total revenues decreased by Eur 646 mln or 6.8% due to the sales of LeasePlan Corporation in November 2004 (impact Eur 409 mln) and Bank of Asia in July 2004 (impact Eur 58 mln).

  The decrease was also partly due to two one-off gains in 2004; the book profit on Bank Austria (Eur 115 mln) and the unwinding of an interest swap which served as a hedge for the USD 1.25 bn trust preferred securities that were refinanced (impact Eur 119 mln).

  Total revenues were further impacted by relatively high Private Equity exit levels in 2004 leading to Eur 150 mln lower revenues in 2005 and to diminished Mortgage banking revenues in the USA (impact Eur 125 mln) following the refinancing boom in 2003 and 2004.

  This was partly offset by revenue increases in the emerging growth markets (Brazil and Asia Pacific) and further improvements in home market the Netherlands.

  Total operating expenses went up Eur 207 mln or 3.3% as a result of cost increases related to our home markets (especially Brazil and the Netherlands), to wholesale clients and the corporate centre. Partly offset by the sales of LeasePlan Corporation (impact Eur 284 mln) and Bank of Asia (impact Eur 41 mln).
  The increase in the home markets mainly caused by the appreciation of the Brazilian Real (on average +14%) and by the organic growth in Brazil (albeit that expense growth was lower than the revenue increase) as well as costs related to the Collective Labour Agreements in the Netherlands.
  Additionally, we continued to invest in our Asian operations in the form of opening branches and marketing campaigns for the further roll-out of credit cards in Hong Kong, Singapore and Pakistan. We expect these investments to continue in the coming years in order to create future growth and they should be viewed against the background of the strong revenue growth we are experiencing in this region.

  The increase in expenses related to Wholesale clients was mainly the result of higher IT expenses on the back of several large development projects and higher bonuses, on the back of the improved net performance.

  Central cost levels increased due to greater expenditure on regulatory developments (Sarbanes Oxley, compliance, audit and Basel II).

  Our investments and savings regarding our Shared Services initiative are not evenly spread throughout the year. As such it is expected to achieve higher net savings in the second half of the year.

  The operating result therefore decreased 26.9%.

  The decline in operating result was, apart from the impact of the sales of Lease Plan Corporation and Bank of Asia on operating result (total Eur 142 mln), mainly due to high expense growth overall as mentioned above which was not offset by increased revenues to compensate for the one-off gains recorded in the previous period.

  This decline was partly offset by improved results in the emerging growth areas notably in Brazil and the improvements in home market the Netherlands and our subsidiary Bouwfonds.

  Provisioning was substantially lower regarding wholesale clients where we had a net release of provisions in 2005 compared with a net charge in the first half of 2004. Provisions in North America were low due to an unusually low level of gross provisions and ongoing recoveries in the commercial banking portfolio. The lower provisions for wholesale clients and North America more than compensated for the small increases in the Netherlands and Brazil.

  The effective tax rate improved 1.6%-points to 25.4%. The increase in the effective tax rate in Brazil was offset by tax credits in the USA and the lowered Dutch corporate tax rate in 2005.
  The increase in Brazil was a consequence of the strengthening of the Brazilian Real compared to the US dollar on the US dollar offshore book in Cayman. A weakening of the Brazilian Real compared to the US dollar then leads to a tax credit (like in the first half year 2004) while a strengthening of the Brazilian Real compared to the US dollar leads to a tax debit. The increase in Cayman related taxes in Brazil (impact Eur 57 mln; a tax charge of Eur 37 mln in 2005 compared to a tax credit of Eur 20 mln in 2004) should be seen in combination with a higher value of the investment in euro terms. The increase in the value of the investment in euro terms is not recognised in the P&L of Brazil but in shareholders’equity.

  Net profit was down 24.9% to EUR 1,444 mln.

4. Reconciliation of Dutch GAAP Net Profit and Shareholders’ Equity to U.S. GAAP for the 6months ended June 30, 2005 and June 30, 2004

Reconciliation of Dutch GAAP to U.S. GAAP

The following tables summarize the significant adjustments to ABN AMRO’s consolidated net profit for the first half of 2005 and 2004 and shareholders’ equity as of June 30, 2005 and 2004 that would result from the application of U.S. GAAP instead of Dutch GAAP. This table should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Form 20-F for the fiscal year ended December 31, 2004.

	Shareholders’ Equity		Net Profit
Reconciliations from Dutch GAAP to U.S. GAAP	as at		six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

	(in millions of €, except per share data)
	(unaudited)

Shareholders’ equity and net profit under Dutch GAAP	18,974	14,218	1,444	1,921

U.S. GAAP Adjustments:
Acquisitions and disposals (1)	6,273	5,980	(95)	(116)
Loan provisioning (2)	834		89	-
Investment portfolio securities	4,467	2,335	(433)	(1,084)
Private equity investments (3)	444	(158)	252	(75)
Property	(113))	(147)	42	11
Employee incentive plans	127	95	(31)	-
Provisions and contingencies	213	21	(256)	(123)
Derivatives	(1,807)	(50)	(844)	262
Mortgage banking activities	(164)	(203)	-	(310)
Other adjustments(4)	(259)	-	(22)	-
Taxes	(1,697)	(1,227)	409	421

Shareholders’ equity and net profit under U.S. GAAP	27,292	20,864	515	907

Shareholders’ equity per ordinary share under U.S. GAAP	14.36	12.10
Basic earnings per share under U.S GAAP			0.30	0.54
Diluted earnings per share under U.S. GAAP			0.30	0.53

(1)	This includes differences related to acquisitions and disposals of subsidiaries and associates, usually stemming from differences in the treatment of goodwill and other intangibles.

(2)	As noted in our December 2004 20-F, our estimation methodology for loan provisioning was amended. As a consequence of the transition to IFRS we have established a methodology for the estimation of incurred but not reported loan losses. This new methodology has also been applied in calculating a general loan loss reserve under U.S. GAAP. As a result of the application of this new and more refined estimation methodology under U.S. GAAP, ¬835 million, almost 50% of the general allowance for loan losses at December 31, 2003, has been released through the income statement in the second half of 2004.

(3)	As noted in our December 2004 20-F our US GAAP valuation procedures for Private Equity investments now utilize models, which determine fair values taking into consideration valuation and marketability factors inherent in such investments, as developed for IFRS reporting, effective the second half of 2004.

(4)	Other adjustments relate to construction contracts, arising from applying the percentage of completion method to our housing development business at our subsidiary Bouwfonds, and the deferral of non-reimbursable loan fees over the lifetime of the related facility, as discussed in our December 2004 20-F.

Net profit for the first half of 2005 in accordance with US GAAP was EUR 929 million lower than net profit in accordance with Dutch GAAP. The decrease in profit was mainly the result of (i) losses of EUR 884 million for mark to market differences on hedging derivatives (excluding derivatives in North America, for which we have elected to apply hedge accounting under (US GAAP) compared to accrual accounting under Dutch GAAP, (ii) a decrease in net gains from available for sale securities of EUR 433 million in respect of differences in accounting for realized gains and losses in investment portfolios, including the effect attributable to changes in foreign-currency rates of available for sale portfolios dominated in a currency other than the functional currency (EUR 608 million), (iii) a decrease relating to a timing difference in the recognition of contingencies of EUR 256 million, partly offset by (a) the net tax result of the reconciling items amounting to EUR 409 million and (b) a difference of EUR 252 million of unrealized gains of mark to market differences to the cost base minus other than temporary impairments on private equity investments.

Net profit for the first half of 2004 in accordance with US GAAP was EUR 1,014 million lower than net profit in accordance with Dutch GAAP. The decrease was mainly the result of (i) a decrease in net gains from available for sale securities of EUR 1,084 million in respect of differences in accounting for gains and losses in investment portfolios, including the effect attributable to changes in foreign-currency rates of available for sale portfolios denominated in a currency other than the functional currency (EUR 750 million), (ii) a decrease of EUR 310 million attributable to the difference in accounting under US GAAP for mortgage servicing rights (including the derivatives on mortgage servicing rights), (iii) a decrease relating to a timing difference in the recognition of contingencies of EUR 123 million, (iv) a loss of EUR 116 million relating to acquisitions and disposals, and (v) an other than temporary impairments on the private equity portfolio amounting to EUR 75 million, partly offset by (a) the net tax result of the reconciling items amounting to EUR 421 million and (b) a difference of EUR 262 million of gains for mark to market differences from book value on derivatives (excluding derivatives on mortgage servicing rights). The total effect on the derivatives as a result of not meeting the criteria for hedge accounting, that has been included in the 2004 reconciliation, amounts to a profit of EUR 391 million. The effect on the derivatives that are disclosed under the line item mortgage securities amounts to a loss of EUR 145 million and the effect on other derivatives amounts to a profit of EUR 536 million.

Comprehensive income under U.S. GAAP

		6 months ended June 30, 2005	6 months ended June 30, 2004
		(in millions of €)
		(unaudited)
Net profit under U.S. GAAP		515	907
Other comprehensive income, net of tax:
•	Currency translation gains	1,351	185
•	Net unrealized gains	1,454	237

	Other comprehensive income	2,805	422

	Comprehensive income under U.S. GAAP	3,320	1,329

5. Consolidated Condensed Dutch GAAP Cash Flow Statement for the 6 months period ended June 30, 2005 and June 30, 2004

Condensed Dutch GAAP statement of cash flow	6 months ended June 30, 2005	6 months ended June 30, 2004

	(in millions of €)
	(unaudited)
Net cash flow from operations / banking activities	(8,790)	(3,502)
Net outflow of investment / sale of securities investment portfolios	(8,579)	(315)
Net outflow of investment / sale of participating interests	(862)	212
Net outflow of expenditure / sale of property & equipment	(830)	(569)

Net cash flow from investment activities	(10,271)	(672)

Net increase (decrease) in group equity	3,010	190
Net increase (decrease) of subordinated debt	1,205	(236)
Net increase (decrease) of debentures and notes	16,564	8,165
Cash dividends paid	(405)	(502)

Net cash flow from financing activities	20,374	7,617

Cash flow	1,313	3,443

6. Changes in Shareholders’ Equity under Dutch GAAP

	6 months ended June 30, 2005	6 months ended June 30, 2004

	(in millions of €)
	(unaudited)
Shareholders' equity as at the beginning of January	14,972	13,047
Retained earnings	1,122	1,543
New issues, exercised options and conversions	2,720	49
Goodwill	(737)	(57)
Revaluations and other movements	(21)	(373)
Currency translation gains	918	9

Shareholders' equity as at the end of June	18,974	14,218

7. Condensed Dutch GAAP Consolidating Information

Supplemental Condensed Balance Sheet

The condensed balance sheets as at June 30, 2005 and December 31, 2004 are presented in the following tables:

Condensed Dutch GAAP balance sheet as at June 30, 2005	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

	(in millions of €; unaudited)
Assets
Cash		12,814	3,978		16,792
Short-dated government paper		16,236	5,971		22,207
Banks		119,593	81,278	(97,241)	103,630
Loans		233,814	154,091	(49,955)	337,950
Interest-earning securities	20	106,170	49,100	(506)	154,784
Shares		20,290	14,894		35,184
Participating interests	15,440	17,539	1,927	(32,306)	2,600
Property and equipment		1,547	5,183		6,731
Other assets	2	6,491	9,844		16,337
Prepayments and accrued interest	7	8,786	2,464	(3,922)	7,335

Total assets	15,469	543,281	328,730	(183,930)	703,550

Liabilities
Banks	(3,910)	171,167	110,390	(117,427)	160,220
Client accounts	1,636	243,198	113,283	(33,606)	324,511
Debt securities		50,742	50,884	(506)	101,120
Other liabilities		40,509	15,028	(84)	55,452
Accruals and deferred income	386	6,149	2,340	(1)	8,874
Provisions	(1,616)	2,360	13,011		13,754
Fund for general banking risk		1,149			1,149
Subordinated debt		12,608	2,080		14,688
Minority interests			4,808		4,808
Shareholders’ equity	18,974	15,400	16,906	(32,306)	18,974

Total liabilities and shareholders’ equity	15,469	543,281	328,730	(183,930)	703,550

Reconciliations to U.S. GAAP
Shareholders’ equity as reported in the Condensed
Balance Sheet	18,974	15,400	16,906	(32,306)	18,974

U.S. GAAP Adjustments:
Acquisitions and disposals		1,514	4,759		6,273
Loan provisioning		(233)	1,067		834
Investment portfolio securities		4,593	(126)		4,467
Private equity investments			444		444
Property		(113)			(113)
Employee incentive plans		127			127
Provisions and contingencies		163	50		213
Derivatives		(1,740)	(67)		(1,807)
Mortgage banking activities			(164)		(164)
Other adjustments		(143)	(116)		(259)
Taxes		(866)	(831)		(1,697)

Reconciling items subsidiaries (net)	8,318	5,016		(13,334)

Shareholders’ equity under U.S. GAAP	27,292	23,718	21,922	(45,640)	27,292

Condensed balance sheet as at December 31, 2004	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

	(in millions of €)
Assets
Cash	-	14,460	3,334	-	17,794
Short-dated government paper	-	12,530	4,048	-	16,578
Banks	-	102,797	51,046	(70,133)	83,710
Loans	-	211,310	138,989	(51,248)	299,051
Interest-earning securities	10	95,830	41,339	(3,310)	133,869
Shares	-	13,563	12,289	-	25,852
Participating interests	15,232	16,517	1,378	(30,818)	2,309
Property and equipment	-	2,206	4,592	-	6,798
Other assets	-	8,751	6,587	-	15,338
Prepayments and accrued interest	-	4,610	2,714	-	7,324

Total assets	15,242	482,574	266,316	(155,509)	608,623

Liabilities
Banks	240	133,797	89,163	(90,468)	132,732
Client accounts	20	237,046	87,404	(30,913)	293,557
Debt securities	-	42,442	43,794	(3,310)	82,926
Other liabilities	10	32,334	10,695	1	43,040
Accruals and deferred income	-	7,052	2,725	(1)	9,776
Provisions	-	2,661	10,892	-	13,553
Fund for general banking risk	-	1,149	-	-	1,149
Subordinated debt	-	10,861	1,778	-	12,639
Minority interests	-	-	4,279	-	4,279
Shareholders’ equity	14,972	15,232	15,586	(30,818)	14,972

Total liabilities and shareholders equity	15,242	482,574	266,316	(155,509)	608,623

Reconciliations to U.S. GAAP
Shareholders’ equity as reported in the Condensed
Balance Sheet	14,972	15,232	15,586	(30,818)	14,972

U.S. GAAP Adjustments:
Acquisitions and disposals	-	886	4,107	-	4,993
Loan provisioning	-	835	-	-	835
Investment portfolio securities	-	3,048	52	-	3,100
Private equity investments	-	-	145	-	145
Property	-	29	(130)	-	(101)
Employee incentive plans	-	136	-	-	136
Provisions and contingencies	-	374	95	-	469
Derivatives	-	(1,058)	(17)	-	(1,075)
Mortgage banking activities	-	-	(227)	-	(227)
Other adjustments	-	(143)	(100)	-	(243)
Taxes	-	(1,352)	(115)	-	(1,467)
Reconciling items subsidiaries (net)	6,565	3,810	-	(10,375)	-

Shareholders’ equity under U.S. GAAP	21,537	21,797	19,396	(41,193)	21,537

Supplemental Condensed Statement of Income

     The condensed statements of income for the six months ended June 30, 2005 and June 30, 2004 are presented in the following tables:

Condensed Dutch GAAP income statement for the six months ended June 30, 2005	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

	(in millions of €)
	(unaudited)

Net interest income	13	1,850	2,622		4,485
Results from consolidated subsidiaries	1,452	901		(2,353)
Net commissions	(31)	1,009	1,254		2,232
Results from financial transactions		871	(138)		733
Other revenue		351	1,082		1,433

Total revenue	1,434	4,981	4,820	(2,353)	8,883
Operating expenses	(6)	3,331	3,235		6,560
Provisioning		18	200		218

Operating profit before taxes	1,440	1,632	1,386	(2,353)	2,105
Taxes	(4)	180	359		535
Minority interests			126		126

Net profit	1,444	1,452	901	(2,353)	1,444

Reconciliations to U.S. GAAP
Net Profit under Dutch GAAP	1,444	1,452	901	(2,353)	1,444

U.S. GAAP Adjustments:
Acquisitions and disposals		(72)	(23)		(95)
Loan provisioning		76	13		89
Investment portfolio securities		(557)	124		(433)
Private equity investments			252		252
Property		42			42
Employee incentive plans		(31)			(31)
Provisions and contingencies		(231)	(25)		(256)
Derivatives		(1,023)	139		(884)
Other adjustments			(22)		(22)
Taxes		422	(13)		409
Reconciling items subsidiaries (net)	(929)	445		484

Net profit under U.S. GAAP	515	523	1,346	(1,869)	515

Condensed Dutch GAAP income statement for the six months ended June 30, 2004	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

	(in millions of €)
	(unaudited)
Net interest income	5	2,233	2,720	-	4,958
Results from consolidated subsidiaries	1,918	1,192	-	(3,110)	-
Net commissions	-	845	1,518	-	2,363
Results from financial transactions	-	877	225	-	1,102
Other revenue	-	179	927	-	1,106

Total revenue	1,923	5,326	5,390	(3,110)	9,529
Operating expenses	1	3,024	3,328	-	6,353
Provisioning	-	125	224	-	349
Value adjustments to financial fixed assets	-	-	(1)	-	(1)

Operating profit before taxes	1,922	2,177	1,839	(3,110)	2,828
Taxes	1	259	504	-	764
Minority interests	-	-	143	-	143

Net profit	1,921	1,918	1,192	(3,110)	1,921

Reconciliations to U.S. GAAP
Net Profit under Dutch GAAP	1,921	1,918	1,192	(3,110)	1,921

U.S. GAAP Adjustments:
Acquisitions and disposals	-	-	(116)	-	(116)
Loan provisioning
Investment portfolio securities	-	(915)	(169)	-	(1,084)
Private equity investments	-	-	(75)	-	(75)
Property	-	11	-	-	11
Provisions and contingencies	-	-	(123)	-	(123)
Derivatives	-	(227)	489	-	262
Mortgage banking activities	-	-	(310)	-	(310)
Other adjustments
Taxes	-	389	32	-	421
Reconciling items subsidiaries (net)	(1,014)	(272)	-	1,286	-

Net profit under U.S. GAAP	907	904	920	(1,824)	907

Supplemental Statement of Cash Flow

     The condensed statements of cash flow for the six months ended June 30, 2005, and June 30, 2004 are presented in the following tables:

Condensed Dutch GAAP statement of cash flow for the six months ended June 30, 2005	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

	(in millions of €)
	(unaudited)

Net cash flow from operations / banking activities	(2,174)	(4,263)	(310)	(2,043)	(8,790)

Net outflow of investment / sale of securities investment
portfolios	(10)	(4,933)	(3,636)	-	(8,579)
Net outflow of investment / sale of participating interests	-	(813)	(970)	921	(862)
Net outflow of expenditure / sale of property & equipment	-	(60)	(770)	-	(830)

Net cash flow from investment activities	(10)	(5,806)	(5,376)	921	(10,271)

Net increase (decrease) in group equity	2,500	1,248	183	(921)	3,010
Net increase (decrease) of subordinated debt	-	1,218	(13)	-	1,205
Net increase (decrease) of debentures and notes	-	10,423	6,141	-	16,564
Cash dividends paid	(316)	(1,751)	(381)	2,043	(405)

Net cash flow from financing activities	2,184	11,138	5,930	1,122	20,374

Cash flow	-	1,069	244		1,313

Condensed Dutch GAAP statement of cash flow for the six months ended June 30, 2004	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

	(in millions of €)
	(unaudited)

Net cash flow from operations / banking activities	595	(3,003)	(119)	(975)	(3,502)

Net inflow (outflow) of investment / sale of securities
investment portfolios	-	(1,154)	839	-	(315)
Net inflow (outflow) of investment / sale of participating
interests	-	406	(1,958)	1,764	212
Net outflow of expenditure / sale of property & equipment	-	(88)	(481)	-	(569)

Net cash flow from investment activities	-	(836)	(1,600)	1,764	(672)

Net increase (decrease) in group equity	(193)	1,764	383	(1,764)	190
Net increase (decrease) of subordinated debt	-	(236)	-	-	(236)
Net increase (decrease) of debentures and notes	-	5,573	2,592	-	8,165
Cash dividends paid	(402)	(677)	(398)	975	(502)

Net cash flow from financing activities	(595)	6,424	2,577	(789)	7,617

Cash flow	-	2,585	858		3,443

8. Dutch GAAP to U.S. GAAP Reconciliation for the 3 previous years

     The following table summarizes the significant adjustments to ABN AMRO’s consolidated annual net profit based on Dutch GAAP which would result from the application of U.S. GAAP.

Reconciliation Dutch GAAP to U.S. GAAP	2004	2003	2002

	Net Profit

	(in millions of €, except share data)

Net profit under Dutch GAAP	4,109	3,161	2,207

Acquisitions and disposals	(772)	(60)	(1,002)
Loan provisioning	835	—	—
Debt restructuring	—	—	(17)
Investment portfolio securities	(1,169)	698	1,187
Private equity investments	228	(83)	—
Property	(17)	43	13
Post-employment benefits	—	17	6
Employee incentive plans	(34)	(28)	82
Provisions and contingencies	325	147	(54)
Derivatives	(577)	(598)	79
Mortgage banking activities	(346)	4	151
Internal use software	—	(91)	(122)
Other adjustments resulting from transition to IFRS	(243)	—	—
Taxes	485	(91)	(420)

Net profit under U.S. GAAP	2,824	3,119	2,110

Basic earnings per share under U.S. GAAP	1.68	1.91	1.32
Diluted earnings per share under U.S. GAAP	1.67	1.90	1.32

9. Consolidated Ratios of Earnings to Fixed Charges

     The following table sets forth our consolidated ratios of earnings to fixed charges for the periods indicated based on the figures resulting from the reconciliation to U.S. GAAP.

	(Unaudited) 6 months ended June 30,		Year ended December 31,
	2005	2004	2004	2003	2002	2001	2000

Excluding Interest on Deposits [1]	1.37	2.09	2.33	2.66	1.89	1.45	1.85
Including Interest on Deposits [1]	1.08	1.22	1.27	1.36	1.21	1.08	1.15

     1 Deposits include Banks and Total customer accounts. See the Consolidated Financial Statements as included in our 2004 20-F.